About Us

The American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust ("HIT" or the "Trust") is an open-end, commingled investment company, commonly called a mutual fund. Its portfolio is internally managed and consists primarily of high credit quality fixed-income securities. The HIT is also one of the earliest and most successful practitioners of socially responsible, economically targeted investing, with a record that demonstrates the added value derived from union-friendly investments.

The HIT takes great pride in its history of investing union pension capital to achieve competitive risk-adjusted returns while also pursuing socially responsible objectives important to working men and women. Those social benefits include expanding the supply of affordable housing, creating family-supporting union jobs, opening doors to homeownership for working families, and revitalizing communities where union members live and work. In pursuing these social benefits, the HIT is able to help stimulate employment and promote economic recovery as it is doing with its Construction Jobs Initiative.

The HIT was first registered with the Securities and Exchange Commission in 1981 and, as the successor to the AFL-CIO Mortgage Investment Trust, builds on a history of more than 45 years of socially responsible investing on behalf of union members and their pension plans.

Competitive Risk-adjusted Returns

The HIT's primary investment objective is to generate competitive risk-adjusted returns for its participants. It does this by investing in the fixed-income market, primarily in high credit quality multifamily and single family mortgage-backed securities and other mortgage-backed obligations. The HIT's specialization in multifamily mortgage instruments has enabled the HIT to perform competitively against its industry benchmark, the Barclays Capital Aggregate Bond Index.

The HIT offers its investors a high degree of security, with the majority of its investments being insured or guaranteed by the U.S. government or government-sponsored enterprises. The HIT's experienced staff actively manages the portfolio to meet the fund’s investment and performance goals.

Housing and Jobs

The HIT supports the values of the union movement through the housing it finances and the good jobs it creates. Although financial performance is its first priority, participants in the HIT have the satisfaction of knowing that their investments also create other positive, tangible benefits for working people and their communities. The HIT has helped finance over 500 housing projects, creating or preserving more than 100,000 homes. That financing has generated an estimated 65,000 jobs for union construction workers who have labored in the development of these projects.

In response to the recession and its devastating effects on working people and their communities, the HIT is supporting the AFL-CIO's priority of job creation with its Construction Jobs Initiative. Launched in 2009, this initiative achieved its initial goal of creating 10,000 union construction jobs by spring of 2011 in communities nationwide. The HIT is not stopping there but has raised its goal to 15,000 jobs. By mid-2011, HIT investments of over $900 million had leveraged nearly $2 billion of development at more than 30 projects in 18 cities. Because construction serves as a catalyst for other economic activity, the Construction Jobs Initiative is also stimulating thousands of jobs in other sectors of the economy.

The HIT's single family program has a long history of expanding homeownership opportunities for working people. Between 1991 and 2005, more than 14,000 union members and public employees benefited from the HIT's homeownership programs. The HIT continues to promote homeownership in New York City through the HIT HOME program, which is currently carried out in conjunction with the Union Plus Mortgage Program and Chase, and which has served more than 7,000 union members and public employees.

The HIT’s relationships across the housing finance market have enabled it to undertake targeted community investing initiatives that "bring Wall Street to Main Street" – helping cities leverage new capital to meet urgent housing and community development needs.

All on-site construction work on HIT-financed projects is performed by responsible contractors using 100% union labor. This means that the jobs generated by HIT investments pay family-supporting wages that benefit workers and strengthen communities.

Investors

The HIT is owned exclusively by its investors, through their purchase of units of participation. Investors include major public employee pension plans, Taft-Hartley plans, and other funds with union member beneficiaries. Currently the HIT has approximately 350 investors.

Internal Management Capacity

As an internally managed fund, the HIT has built a core competency in agency-insured multifamily mortgage-backed securities and has the ability to source investment opportunities directly. Its experienced portfolio management team applies a rigorous analytical approach to its portfolio and trading activities. The portfolio managers and a committed team of housing investment professionals work with developers and mortgage bankers to create favorable investment opportunities that meet the HIT's portfolio requirements. This internal capacity permits the HIT to go beyond ordinary screen-based trading to achieve enhanced performance.

The HIT's in-house expertise in housing finance makes it an outstanding resource to developers for structuring the complex financial transactions typically required for affordable and special needs housing. HIT staff is knowledgeable about putting together financing packages involving multiple financing sources to meet the needs of seniors, people with disabilities, the formerly homeless, and other special populations.

The HIT is distinguished from other union-friendly fixed-income funds by its full-time labor relations staff. The labor relations staff is skilled in assisting developers, general contractors, and unions with identifying qualified subcontractors that meet HIT's labor requirements, helping to assure that project construction proceeds on-time and on-budget.

A Philosophy Reflecting Union Values

The HIT's investment philosophy reflects the values of working people. The American labor movement established HIT's predecessor fund in 1965 with the goal – described by the founding President of the AFL-CIO George Meany – of providing unions a "higher interest return with maximum degree of safety" through investments to "meet America's tremendous unmet housing needs and to replace deteriorating housing units." The fund was to be a "non-profit venture" for which "no fees, commissions or charges will be paid by participants."

Guided by these principles, the HIT devotes itself to achieving this union vision of socially responsible investing. Its investment experience demonstrates that it is possible to achieve competitive fixed-income returns and a high degree of investment security for the pension plans of working people, while improving the nation’s housing stock, promoting community development, and creating good union jobs.